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                            [UNOFFICIAL TRANSLATION]

                                   TEFRON LTD.
                                 (THE "COMPANY")

                      NOTICE OF RESULTS OF PUBLIC OFFERING

Pursuant to the Company's prospectus dated December 29, 2005, as amended on January 8, 2006 (the "PROSPECTUS"), the Company offered to the public up to 2,400,000 registered shares of the Company, par value NIS 1.00 per share, with a total par value equaling NIS 2,400,000 (hereinafter: the "Shares") together with up to 1,200,000 Option Certificates (Series 1) exercisable for Shares of the Company (hereinafter: the "OPTIONS (SERIES 1)"). The above securities were offered to the public in the form of 100,000 units (the "UNITS"), in three different alternatives and in the manner of an auction with respect to the composition of the Units and, in the case of Alternative C, with respect to the price of a Unit, all in accordance with and subject to the details of the offering described in the prospectus.

In the context of the offering, 294 orders were received as follows: 87 orders were placed to purchase 95,808 Units of Alternative A; 118 orders were placed to purchase 125,576 Units of Alternative B; and 89 orders were placed to purchase 38,407 Units of Alternative C. In accordance with the details of the offering and the terms of the auction, the alternative chosen in the auction was Alternative B, and the Units were issued as follows: Orders placed for Units of Alternative C were fully accepted. Orders placed for Units of Alternative A were not accepted at all. Orders placed for Units of Alternative B were accepted pro rata such that each person/entity that placed orders received approximately 49.05% from its order of Alternative B.

The immediate gross proceeds to the Company from the offering totaled NIS 70,164,000.

The Company thanks the investing public for its responsiveness to the offering.


                                                                January 12, 2006